MARQUEE HOLDINGS INC.

920 Main Street

Kansas City, Missouri 64105

June 19, 2007

BY EDGAR & FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C.  20549-7010

Attention: Ms. Rolaine Bancroft

Re:                               Marquee Holdings Inc.
Registration Statement on Form S-1 (File No. 333-139249)

Dear Ms. Bancroft:

Marquee Holdings Inc. (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-139249), and all exhibits thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.  The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time.  The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering

Very truly yours,

MARQUEE HOLDINGS INC.

By:	/s/ Kevin M. Connor
Kevin M. Connor
Senior Vice President, General Counsel & Secretary